September 10, 1997

EDGAR

Securities and Exchange Commission
Washington, DC  20549

Gentlemen:

Enclosed on behalf of MacKay-Shields Financial Corporation is an initial Schedule 13G filing pursuant to Rule 13d-1(b)(2) setting forth information with respect to the following security:

United International Hldgs, Common Stock

Would you please acknowledge receipt of the enclosed document by affirmation number.


Very truly yours,

MACKAY-SHIELDS FINANCIAL CORPORATION


By:     /s/ Jeffry B. Platt
	General Counsel



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

United International Hldgs
(Name of issuer)

Common Stock
(Title of Class of Securities)

910734102
(CUSIP Number)

Check the following box if a fee is being paid with this statement
[]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages


CUSIP No.  910734102            13G               Page 2 of  6 Pages


1       NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

	MacKay-Shields Financial Corporation            13-2631681

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)
	(b)
	Not Applicable

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware (United States)


NUMBER OF         5     SOLE VOTING POWER
SHARES                  Not Applicable

BENEFICIALLY      6     SHARED VOTING POWER
OWNED BY                3,798,934

EACH              7     SOLE DISPOSITIVE POWER
REPORTING               Not Applicable

PERSON            8     SHARED DISPOSITIVE POWER
WITH                    3,798,934  (See note at Item 4a below)

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,798,934 (See note at Item 4a below)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*
	Not Applicable

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	13.8%  (See Item 4a on page 4)

12      TYPE OF REPORTING PERSON*

	IA


SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

ITEM 1 (a)      Name of Issuer:
		United International Hldgs.
ITEM 1 (b)      Address of Issuer's Principal Executive Offices:
		4643 South Ulster St,   Suite 1300
  Denver, Co  80237
ITEM 2 (a)      Name of Person Filing:
		MacKay-Shields Financial Corporation
ITEM 2  (b)     Address of Principal Business Office:
		9 West 57th Street
  New York, NY 10019
ITEM 2 (c)      Citizenship:
		United States
ITEM 2 (d)      Title of Class of Securities:
		Common Stock
ITEM 2 (e)      CUSIP Number:
		910734102

ITEM 3.   If this statement is filed pursuant to Rules 13d-1 (b),
		or 13d-2(b), check whether the person filing is a:

(a)    [  ]     Broker or Dealer registered under Section 15 of the Act
(b)    [  ]     Bank as defined in section 3(a)(6) of the Act
(c)    [  ]     Insurance Company as defined in section 3(a)(19) of the Act
(d)   [  ]      Investment Company registered under section 8 of the
		Investment Company Act
(e)   [x]       Investment adviser registered under Section 203 of the
		Investment Advisers Act of 1940
(f)    [  ]     Employee Benefit Plan, Pension Fund which is subject to
		the provisions of the Employee Retirement Income Security
		Act of 1974 or Endowment Fund; see section 240.13d-1
		(b)(1)(ii)(F)


Page 3 of 6  Pages

SCHEDULE 13G cont.


(g)    [  ]     Parent Holding Company, in accordance with section
		240.13d-l(b)(ii)(G)
	(Note: See Item 7)
(h)    [  ]     Group, in accordance with section 240.13d-1
		(b)(1)(ii)(H)


ITEM 4.            Ownership.

		If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)     Amount Beneficially Owned:
		Aggregate 3,798,934 consisting of (i) 2,559,525 shares of common stock and (ii) 1,239,409 shares of common stock which may be acquired upon conversion of preferred stock.

	(b)     Percent of Class:
		13.8%
 (c)     Number of shares as to which such person has:

		(i)     sole power to vote or to direct the vote
			Not Applicable
		(ii)    shared power to vote or to direct the vote
			3,798,934
		(iii)   sole power to dispose or to direct the disposition
			of
			Not Applicable
		(iv)    shared power to dispose or to direct the disposition
			of
			3,798,934

Page  4  of  6  Pages


SCHEDULE 13G cont.


ITEM 5. Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

	Not Applicable

ITEM 6. Ownership of More than Five Percent on Behalf of Another
	Person.

	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

	Clients of the filing investment manager have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. The interest of The MainStay Funds, a registered investment company, relates to more than 10% of the class.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

	If a parent holding company has filed this Form, so indicate under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary, and, if applicable, a separate exhibit furnishing the information called for by Rule 13d-l(b)(1)(ii)(G) with respect to non-qualified subsidiaries.

	Not Applicable

ITEM 8. Identification and Classification of Members of the Group.

	If a group has filed this Schedule, so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group.

	Not Applicable


Page 5  of 6  Pages


SCHEDULE 13G cont.


ITEM 9. Notice of Dissolution of Group

	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

		Not Applicable

ITEM 10.        Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           September 10, 1997

Signature:      /s/ Jeffry B. Platt

Name/Title:     Jeffry B. Platt, General Counsel

Page 6 of  6  Pages